UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN CONSENT STATEMENT

SCHEDULE 14A INFORMATION

Consent Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Consent Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Consent Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

PROLUNG, INC.
(Name of Registrant as Specified in Its Charter)

STEVEN C. EROR MICHAEL N. CHRISTIANSEN RON DUNFORD BRIAN W. LOVERIDGE TODD M. MORGAN DON A. PATTERSON RICHARD SERBIN ERIC M. SOKOL
(Name of Persons(s) Filing Consent Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

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☐	Fee paid previously with preliminary materials:

☐          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED AUGUST 21, 2018

STEVEN C. Eror

[______ ___], 2018

Dear Fellow ProLung Stockholder:

Steven C. Eror, together with the other participants in this solicitation named herein (collectively, “we” or “us”), are the beneficial owners of an aggregate of 644,252 shares of common stock, par value $0.001 per share (the “Common Stock”), including 103,175 Shares issuable upon the conversion of certain convertible notes, of ProLung, Inc., a Delaware corporation (“ProLung” or the “Company”), representing approximately 16.3% of the outstanding shares and making us collectively the Company’s largest stockholder. Through the enclosed Consent Statement, we are soliciting your consent to increase the size of the Board of Directors of ProLung (the “Board”) and elect eight (8) highly qualified director nominees who are fully committed to ensuring that the best interests of stockholders are properly prioritized during this critical period.

Steve Eror is the founder of ProLung and served as the Company’s Chief Executive Officer (the “CEO”) and a Board member until June 2018. On June 26, 2018, after more than thirteen years of service as ProLung’s co-founder and leader, the Board voted to terminate Mr. Eror’s employment for cause, based on disputed facts which Mr. Eror has challenged and plans to vigorously fight. On the following day, five out of seven of the Company’s directors, including Mr. Eror, resigned from the Board in the aftermath of his termination. We believe that in the wake of Mr. Eror’s termination and the resulting departure of a majority of the Board, the Company has lacked the continuity and veteran leadership that we believe would restore the confidence that stockholders deserve. Without what we consider to be sufficient industry-related expertise in capital raising, clinical trials, commercialization and the launch of products, as well as the ability to provide access to public financial markets and strategic transactions, we believe the current Board cannot effectively serve the best interests of stockholders. For example, the current interim CEO, Michael Garff, lacks experience as a chief executive in either the medical technology industry or any relevant industry.

We are launching this consent solicitation because we believe that stockholders must take action now to prevent further destruction of value. We urge you to carefully consider the information contained in the attached Consent Statement and then support our efforts by signing, dating and returning the enclosed WHITE consent card today. The attached Consent Statement and the enclosed WHITE consent card are first being furnished to the stockholders on or about [_______ __], 2018. We urge you not to sign any revocation of consent card that may be sent to you by ProLung. If you have done so, you may revoke that revocation of consent by delivering a later dated WHITE consent card to us, or to the principal executive offices of ProLung.

If you have any questions or require any assistance in executing your consent, please contact us at the address, fax number and e-mail address listed on the following page.

Thank you for your support.

/s/ Steven C. Eror

Steven C. Eror

If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact us using the contact information listed below.

Enlarge & Enhance Consent

PO Box 58027

Salt Lake City, Utah 84158

Tel: (801) 631-7288

Fax: (435) 578-2300

Email: enlargeandenhance@yahoo.com

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED AUGUST 21, 2018

Prolung, Inc.

_________________________

CONSENT STATEMENT

OF

steven c. eror

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD TODAY

This Consent Statement and the accompanying WHITE consent card are being furnished to you as a stockholder of ProLung, Inc., a Delaware corporation (“ProLung” or the “Company”), by Steven C. Eror (together with the other participants in this solicitation named herein, collectively, “we”, “us” or “our”), in connection with our solicitation of written consents to expand the Company’s Board of Directors (the “Board”) and elect our eight highly-qualified nominees. As the Company’s largest stockholder, with aggregate beneficial ownership of 644,252 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), including 103,175 Shares issuable upon the conversion of certain convertible notes, constituting approximately 16.3% of the outstanding shares, we believe the Board must be significantly and immediately reconstituted to ensure that the best interests of the stockholders, the true owners of ProLung, are appropriately represented in the boardroom.

A solicitation of written consents is a process that allows a company’s stockholders to act by submitting written consents to one or more proposed stockholder action(s) in lieu of voting in person or by proxy at an annual or special meeting of stockholders. We are soliciting written consents from the holders of shares of the Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), without a stockholders’ meeting, as authorized by Delaware law:

Proposal 1 – Repeal any provision of the First Amended and Restated Bylaws of the Company (the “Bylaws”), in effect at the time this Proposal becomes effective, including any amendments thereto, which was not included in the Bylaws that were in effect on July 14, 2017 and were filed with the Securities and Exchange Commission (the “SEC”) on July 19, 2017 (the “Bylaw Restoration Proposal”);

Proposal 2 – Amend Article 3, Section 3.1 of the Bylaws, as set forth on Schedule III to this Consent Statement, to change the range of the Board’s size to a minimum of three and a maximum of 13 members (the “Board Size Range Proposal”);

Proposal 3 – Amend Article 3, Section 3.1 of the Bylaws, as set forth on Schedule III to this Consent Statement, to fix the Board’s size at 13 members (the “Board Size Proposal”);

Proposal 4 – Amend Article 3, Section 3.2 of the Bylaws, as set forth on Schedule IV to this Consent Statement, to allow any vacancies on the Board resulting from any newly created directorship(s) or for any cause to be filled exclusively by the stockholders of the Company (the “Vacancy Proposal”); and

Proposal 5 - Elect our eight nominees: Michael N. Christiansen, Ron Dunford, Steven C. Eror, Brian W. Loveridge, Todd M. Morgan, Don A. Patterson, Richard Serbin and Eric M. Sokol, to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees) (the “Nominees”) (the “Election Proposal”).

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This Consent Statement and the enclosed WHITE consent card are first being sent or given to the stockholders of ProLung on or about ______ __, 2018.

We are soliciting your consent in favor of the adoption of the Board Size Range Proposal, the Board Size Proposal, the Vacancy Proposal and the Election Proposal because we believe ProLung stockholders will be best served by directors who are committed to safeguarding and promoting the best interests of all ProLung stockholders. In addition, we are also soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal to ensure that the current Board does not limit the effect of your consent to increase the maximum range of the Board size to 13 members, to fix the Board’s size at 13 members, to allow any vacancies on the Board to be filled exclusively by the stockholders and to elect the Nominees through changes to the Bylaws not filed with the SEC on or before July 19, 2017, the last date amendments to the Bylaws were filed with the SEC.

The effectiveness of each of the Proposals requires the affirmative consent of the holders of record of a majority of the shares of outstanding voting securities as of the close of business on the Record Date (as defined below). Each Proposal will be effective without further action when we deliver to ProLung such requisite number of consents. Proposal 1 (Bylaw Restoration Proposal), Proposal 2 (Board Size Range Proposal) and Proposal 4 (Vacancy Proposal) are not subject to, or conditioned upon, the effectiveness of the other Proposals. Proposal 3 (Board Size Proposal) is subject to and conditioned upon the effectiveness of the Board Size Range Proposal. If the Board Size Range Proposal is not approved, then stockholders may not fix the Board’s size at 13 members because the Bylaws currently do not permit the Board’s size to exceed 12 members. Proposal 5 (Election Proposal), is conditioned upon the effectiveness of the Vacancy Proposal and, in part, upon the effectiveness of the Board Size Range Proposal. If the Vacancy Proposal is not approved, then stockholders may not fill any vacancies in the Board and none of our Nominees can be elected pursuant to the Election Proposal. If the Board Size Range Proposal is not approved, then stockholders may not elect all eight of our Nominees to the Board pursuant to the Election Proposal because doing so would result in a Board that would exceed the Board’s maximum size range of 12 members as provided under the current Bylaws.

On July 26, 2018, Mr. Eror delivered a request for the Board to fix a record date in accordance with the Bylaws for determining stockholders entitled to give their written consent to the Proposals. On August 3, 2018, ProLung delivered a letter to Mr. Eror stating that the Board has established the close of business on August 13, 2018 as the record date for purposes of determining stockholders entitled to give their written consent to the Proposals (the “Record Date”). According to the Company, as of the Record Date, there were 3,861,848 shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal.

On August 13, 2018, Mr. Eror delivered to the Company a letter requesting certain books and records of the Company, including a list of holders of the Common Stock, pursuant to Section 220 of the Delaware General Corporation Law (“DGCL”).

In addition, none of the Proposals will be effective unless the delivery of the written consents complies with Section 228(c) of the DGCL. For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to ProLung within 60 days of the earliest dated written consent delivered to ProLung. Mr. Eror intends to deliver the first written consent, representing his 174,251 shares of Common Stock held as of the Record Date, to ProLung on August 21, 2018. Consequently, by October 20, 2018, Mr. Eror will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date. Nevertheless, we intend to set September 28, 2018 as the goal date for submission of written consents because (i) we would like to seat the Nominees as directors as soon as possible and (ii) we want to ensure that there is ample time ahead of the October 20, 2018 deadline to deliver any additional consents that may be required.

WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT.

We reserve the right to submit to ProLung consents at any time within 60 days of the earliest dated written consent delivered to ProLung. See “Consent Procedures” for additional information regarding such procedures.

As of the Record Date, we were the beneficial owner of an aggregate of 731,378 shares of Common Stock, which represents approximately 18.5% of the outstanding shares of Common Stock.1 We intend to consent in favor of the Proposals with respect to 628,203 of such shares of Common Stock. As mentioned above, there were 3,861,848 shares of Common Stock outstanding as of the Record Date, as reported in the Company’s Current Report on Form 8-K, filed with the SEC on August 15, 2018. This means that the consent of holders of at least 1,930,925 shares of Common Stock would be necessary to effect these Proposals.

1 The discrepancy between our current 16.3% collective beneficial ownership and our 18.5% collective beneficial ownership as of the Record Date is a result of the transfer of 87,125 shares beneficially owned by Mr. Eror to Judy Ann Eror after the Record Date.

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The mailing address of the principal executive offices of ProLung is 757 East South Temple, Suite 150, Salt Lake City, Utah 84102.

We urge you to vote in favor of the Proposals by signing, dating and returning the enclosed WHITE consent card. The failure to sign and return a consent will have the same effect as voting against the Proposals. Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

THIS CONSENT SOLICITATION IS BEING MADE BY Steven C. Eror AND THE OTHER PARTICIPANTS NAMED HEREIN, AND NOT BY OR ON BEHALF OF THE COMPANY. WE URGE YOU TO SIGN, DATE AND RETURN THE WHITE CONSENT CARD IN FAVOR OF THE PROPOSALS DESCRIBED HEREIN.

Important Notice Regarding the Availability of Consent Materials for this Consent Solicitation

This Consent Statement is available at [__________________].

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IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please submit your consent to us today by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Steven C. Eror, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Only stockholders of record as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. MARKING THE “AGAINST CONSENT” OR “ABSTAIN” BOXES ON THE ENCLOSED WHITE CONSENT CARD, IN ADDITION TO BROKER NON-VOTES, WILL HAVE THE SAME EFFECT AS A REJECTION OF THE PROPOSALS.

If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact us using the contact information listed below.

Enlarge & Enhance Consent

PO Box 58027

Salt Lake City, Utah 84158

Tel: (801) 631-7288

Fax: (435) 578-2300

Email: enlargeandenhance@yahoo.com

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Background to the Solicitation

•	On June 26, 2018, the Board terminated the employment of Steven C. Eror, Chief Executive Officer, after Mr. Eror’s more than thirteen years of service as ProLung’s co-founder and leader. The Company did not state in its Current Report on Form 8-K (the “8-K”) filed with the SEC on June 29, 2018, that Mr. Eror was terminated for cause, but the Company did state that Mr. Eror was not entitled to any severance in connection with the termination of his employment. The Company further stated that, after being provided a draft of the 8-K, Mr. Eror expressed his disagreement with the statement that he was not entitled to severance in connection with the termination of his employment and reserved the right to identify additional disagreements. The 8-K went on to state that whether Mr. Eror is entitled to severance in connection with the termination of his employment is dependent upon whether his termination was for cause.
•	On June 27, 2018, each of Steven C. Eror, Dr. Robin Smith, Dr. John C. Ruckdeschel, Neil Berkley and Todd Morgan resigned as a director of the Company, reducing the number of directors serving on the Board from seven to two. The letters of resignation delivered by the resigning directors did not identify any disagreement on any matter relating to the Company’s operations, policies or practices.
•	On June 28, 2018, the Board appointed Michael Garff, then the Company’s COO, to serve as the Company’s interim CEO.
•	Also, on June 28, 2018, the Board appointed Mr. Garff and Mark Anderson, the Company’s CFO, as directors of the Company.
•	On July 10, 2018, the Company released responses to frequently asked questions related to recent management changes at the Company, with a copy of the questions and responses furnished as Exhibit 99.1 to its Current Report on Form 8-K filed on July 11, 2018, and stated that “as a result of privacy, confidentiality, legal and strategic concerns, we may be unable to provide answers to all of your questions.” In response to the question “Why was the employment of the Chief Executive Officer terminated?” the Company stated that “in late April 2018, the Chairman of our Audit Committee received a number of confidential communications from employees identifying concerns of various types associated with our Chief Executive Officer, Mr. Eror. The Audit Committee promptly initiated an investigation and provided frequent updates to all of the independent directors from and after May 7, 2018. Following numerous meetings of the independent directors, and after giving due weight to both the information reported by the Audit Committee and the inquiries to which Mr. Eror elected to respond, and considering a number of alternative means for addressing the issues raised, on June 26, 2018, the Board of Directors voted to terminate Mr. Eror’s employment for cause. For legal and confidentiality reasons, we cannot provide the specific bases for the decision of the Board of Directors.”
•	On July 26, 2018, Mr. Eror delivered a letter to the Company (the “Record Date Request Notice”) stating his intent to publicly solicit the written consent of stockholders seeking corporate action without a meeting and to request that the Board set a record date immediately, but in no event more than ten (10) days from the date thereof, for the purpose of determining the stockholders entitled to express consent to corporate action in writing without a meeting.
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•	Also, on July 26, 2018, Mr. Eror issued a press release to announce his intention to commence a public consent solicitation at ProLung to expand the size of the Board, allow stockholders to fill Board vacancies and elect each of Richard Serbin, Todd Morgan, Michael Christiansen, Eric Sokol, Ron Dunford, Steven Eror, Brian Loveridge and Don Patterson (each, a “Nominee” and collectively, the “Nominees”) to serve as a director of the Company (or, if any such Nominee is unable or unwilling to serve as a director of the Company, any other person designated as a Nominee by Mr. Eror). Mr. Eror further stated that each of the Nominees “is well equipped to guide the Company through the final phases of development and early commercialization as well as to provide access to public financial markets and strategic transactions.”
•	On July 31, 2018, Mr. Eror and the Nominees filed a Schedule 13D with the SEC disclosing combined beneficial and economic ownership interest in approximately 18.5% of the outstanding shares of the Company’s Common Stock. In the Schedule 13D Mr. Eror stated his belief that the current Board is not acting in the best interests of ProLung stockholders and that experienced directors are needed to enhance shareholder value. As such, Mr. Eror stated that he intended to seek the written consent of stockholders to expand the size of the Board and elect a slate of eight directors to “proper oversight and direct management to take decisive steps to maximizing shareholder value.”
•	On August 3, 2018, in order to preserve his right to seek Board representation at the Annual Meeting, Mr. Eror delivered a letter to ProLung’s Corporate Secretary (the “Nomination Notice”) nominating Richard Serbin, Todd Morgan, Michael Christiansen, Eric Sokol, Ron Dunford, Steven Eror, Brian Loveridge and Don Patterson as Nominees for election at the Annual Meeting.
•	Also, on August 3, 2018, and after Mr. Eror’s public disclosure of his intent to seek the election of the Nominees to the Board, the Company filed a Current Report on Form 8-K filed with the SEC stating that Jared Bauer was appointed to the Board on July 30, 2018, with a term expiring at the Company’s 2020 annual meeting of stockholders. The Company further stated that the Board’s size was expanded to five directors in connection with Mr. Bauer’s appointment.
•

Also, on August 3, 2018, Mr. Anderson delivered a letter to Mr. Eror in response to the Record Date Request Notice and stated that the Board set August 13, 2018 as the record date for the purpose of determining the stockholders entitled to express consent to corporate action in writing without a meeting in connection with Mr. Eror’s public consent solicitation at ProLung to expand the size of the Board, allow stockholders to fill Board vacancies and elect each of the Nominees to serve as a director of the Company.

•	On August 6, 2018, Mr. Eror filed the preliminary consent statement (the “Consent Statement”) with the SEC in furtherance of seeking the written consent of Company stockholders to expand the size of the Board to twelve directors, provide stockholders with the exclusive ability to fill Board vacancies and elect a slate of eight director nominees to fill the vacant Board seats.
•	On August 7, 2018, Mr. Eror and the Nominees filed a Schedule 13D amendment with the SEC to disclose, among other things, the delivery of the Nomination Notice.
•	Also on August 7, 2018, Mr. Eror issued a press release to announce, among other things, that he has filed the preliminary Consent Statement with the SEC.

•	On August 13, 2018, Mr. Eror delivered to the Company a letter requesting certain books and records of the Company, including a list of holders of the Common Stock, pursuant to Section 220 of the DGCL (the “220 Request”).

•	On August 15, 2018, the Company issued a press release including a letter to its stockholders in which, among other things, it announced that stockholders will soon receive consent revocation materials.
•	On August 16, 2018, Mr. Eror filed a revised preliminary consent statement with the SEC in furtherance of seeking the written consent of Company stockholders to expand the size of the Board to thirteen directors, provide stockholders with the exclusive ability to fill Board vacancies and elect a slate of eight director nominees to fill the vacant Board seats.
•	On August 17, 2018, the Company filed a preliminary consent revocation statement with the SEC.

•	On August 20, 2018, under Delaware law, the Company was required to provide a response to Mr. Eror’s 220 Request and no response was received by Mr. Eror or his advisors.

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QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

The following are some of the questions you, as a stockholder, may have and answers to those questions. The following is not meant to be a substitute for the information contained in the remainder of this Consent Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Consent Statement. We urge you to carefully read this entire Consent Statement prior to making any decision on whether to grant any consent hereunder.

WHO IS MAKING THE SOLICITATION?

The solicitation is being made by Steven C. Eror and the other Participants (as defined below) named herein. As of the Record Date, we were the beneficial owners of an aggregate of 731,378 shares of Common Stock, which represents approximately 18.5% of the outstanding shares and makes us, collectively, the Company’s largest stockholder. For additional information on the Participants, please see “Additional Information Concerning the Participants” starting on page 23 of this Consent Statement.

WHAT ARE WE ASKING THAT THE STOCKHOLDERS CONSENT TO?

We are asking you to consent to five corporate actions: (1) the Bylaw Restoration Proposal, (2) the Board Size Range Proposal, (3) the Board Size Proposal, (4) the Vacancy Proposal and (5) the Election Proposal.

We are asking you to consent to the Board Size Range Proposal, the Board Size Proposal, the Vacancy Proposal and the Election Proposal to expand the maximum range of the Board’s size to 13 members, to fix the Board’s size at 13 members, to give stockholders the exclusive ability to fill any vacancies in the Board prior to the effectiveness of the Election Proposal, and to elect the Nominees. In addition, in order to ensure that your consent to elect the Nominees will not be modified or diminished by actions taken by the incumbent Board, we are asking you to consent to the Bylaw Restoration Proposal.

WHY ARE WE SOLICITING YOUR CONSENT?

We are soliciting your consent because we believe the current Board does not possess the collective experience and subject matter expertise required to act with the best interests of stockholders in mind. As further discussed in the Reasons for the Solicitation section below, this solicitation is being undertaken in order to elect our slate of eight stockholder representatives to the Board to restore effective management and oversight at the Company.

We do not have any specific plans to reinstate Mr. Eror as the Company’s CEO if we are successful in electing the Nominees in this solicitation, nor is Mr. Eror’s purpose in conducting this solicitation to be re-installed as CEO of ProLung. Rather, our chief purpose in seeking to appoint the Nominees is to ensure that the best interests of stockholders are properly represented in the boardroom and to best position ProLung for FDA approval and building an infrastructure to launch the United States market. The new Nominees, if elected, intend to assess the circumstances of the Company at such time of their election, which we expect would include an evaluation of the Company’s senior management. We do have serious concerns that the current interim CEO, Michael Garff, lacks experience as a chief executive in either the medical technology industry or any relevant industry and that this could negatively impact the FDA review process.

WHO IS ELIGIBLE TO GRANT WRITTEN CONSENTS IN FAVOR OF THE PROPOSALS?

Stockholders of record of Common Stock as of the close of business on the Record Date have the right to consent to the Proposals. Under the applicable provisions of the Bylaws, stockholders of record as of the close of business on the Record Date will be entitled to one vote per share of Common Stock. According to the Company, as of the Record Date, there were 3,861,848 shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal.

WHEN IS THE DEADLINE FOR SUBMITTING CONSENTS?

We urge you to submit your consent as soon as possible. Under the DGCL, a written consent is not effective to take the action referred to in the consent unless, within 60 days of the earliest dated consent delivered to the Company, written consents signed by a sufficient number of stockholders to take action are delivered to the Company.

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Mr. Eror intends to deliver the first written consent to the Company on August 21, 2018. Consequently, we would need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date no later than October 20, 2018. Nevertheless, we intend to set September 28, 2018 as the goal date for submission of written consents because (i) we would like to seat the Nominees as directors as soon as possible and (ii) we want to ensure that there is ample time ahead of the October 20, 2018 deadline to deliver any additional consents that may be required.

WE URGE YOU TO ACT AS SOON AS POSSIBLE TO ENSURE THAT YOUR CONSENT WILL COUNT.

HOW MANY CONSENTS MUST BE RECEIVED IN ORDER TO ADOPT THE PROPOSALS?

The Proposals will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding voting securities as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 calendar days of the date of the earliest dated consent delivered to the Company. Mr. Eror intends to deliver the first written consent to the Company on August 21, 2018. Consequently, we would need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date no later than October 20, 2018. As of the Record Date, there were 3,861,848 shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal. This means that the consent of the holders of at least 1,930,925 shares of Common Stock would be necessary to effect these Proposals.

WHAT SHOULD YOU DO TO SUPPORT OUR PROPOSALS?

If your shares of Common Stock are registered in your own name, please submit your consent to us by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to the consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Steven C. Eror so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

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WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

If you have any questions or require any assistance in executing your consent, please contact Steve Eror using the contact information listed below.

If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact us using the contact information listed below.

Enlarge & Enhance Consent

PO Box 58027

Salt Lake City, Utah 84158

Tel: (801) 631-7288

Fax: (435) 578-2300

Email: enlargeandenhance@yahoo.com

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REASONS FOR OUR SOLICITATION

Steve Eror is the founder of ProLung and served as the Company’s CEO and a Board member until June 2018. On June 26, 2018, after more than thirteen years of service as ProLung’s co-founder and leader, the Board voted to terminate Mr. Eror’s employment for cause, based on disputed facts which Mr. Eror has challenged and plans to vigorously fight. On the following day, five out of seven of the Company’s directors, including Mr. Eror and then-Chairman Todd Morgan, resigned from the Board in the aftermath of his termination. Based on their discussions with Mr. Morgan, we believe that these directors resigned, despite having voted to terminate Mr. Eror, due to their concerns with the manner in which two current directors, Scott Nixon and Robert Raybould, conducted an Audit Committee investigation involving Mr. Eror. In particular, the resigning directors expressed to Mr. Morgan that they were under duress to approve Mr. Eror’s termination due to threats of litigation made against them by an attorney hired by Mr. Nixon in his capacity as the Audit Committee Chairman. These directors did not specify in their respective resignation letter the reasons for their resignation.

We are seeking to restore the confidence in the Company that stockholders deserve. Without what we consider to be sufficient industry-related expertise in capital raising, clinical trials, commercialization and the launch of products, as well as the ability to provide access to public financial markets and strategic transactions, we believe the current Board cannot effectively serve the best interests of stockholders. For example, the current interim CEO, Michael Garff, lacks experience as a chief executive in either the medical technology industry or any relevant industry.

As owners of approximately 16.3% of the outstanding Common Stock of ProLung, we have a vested financial interest in the maximization of the value of the Company’s Common Stock. As such, our singular goal is to maximize stockholder value and our interests are aligned with the interests of all stockholders. Also, as a group of stockholders that include ProLung’s founder and former CEO in addition to former Board members, we are deeply concerned with the current direction of the Company at this critical juncture in which ProLung’s pending clinical validation study and application for FDA marketing authorization hang in the balance. Over a decade of careful preparation and strategic decision-making has gone in to positioning ProLung to successfully undertake the global commercialization and strategic partnerships that are vital to the Company’s near-term and long-term success.

ProLung is at a critical juncture. Through this consent solicitation, we are seeking to add the continuity, experience and subject matter expertise to the Board that we believe is essential to advance the best interests of all ProLung stakeholders and to move ProLung technology forward toward FDA authorization to help lung cancer patients gain faster treatment and, thereby, help to extend lives.

We believe our Nominees possess the collective knowledge and strategic expertise to serve the best interest of ProLung stockholders, particularly given Mr. Eror’s more than a decade of leadership and management experience at ProLung in capital raising and research and development. We view our slate of eight Nominees as qualified and experienced individuals who, if elected, would provide the proper oversight and direct management to take decisive steps to maximize stockholder value during the Company’s development and commercialization of the ProLung Test and FDA review of its Statistical Analysis Plan.

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We do not have any specific plans to reinstate Mr. Eror as the Company’s CEO if we are successful in electing the Nominees in this solicitation, nor is Mr. Eror’s purpose in conducting this solicitation to be re-installed as CEO of ProLung. Rather, our chief purpose in seeking to appoint the Nominees is to ensure that the best interests of stockholders are properly represented in the boardroom and to best position ProLung for FDA approval and building an infrastructure to launch the United States market. Our Nominees, if elected, intend to assess the circumstances of the Company at such time of their election, which we expect would include an evaluation of the Company’s senior management. We do have serious concerns that the current interim CEO, Michael Garff, lacks experience as a chief executive in either the medical technology industry or any relevant industry and that this could negatively impact the FDA review process.

Moreover, we believe that the current Board has misled stockholders by failing to disclose that Mr. Nixon was placed under investigation by the Governance Committee following his alleged unauthorized use of Mr. Eror’s electronic signature on May 21, 2018 to file ProLung’s 10-Q and CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act. In addition, we believe that the Company has omitted a significant event in which Mark Anderson, the Company’s CFO, used Mr. Eror’s signature to sign and file expense reports that had already been claimed previously by Mr. Eror and which were subsequently submitted to the Audit Committee by Mr. Anderson for further investigation. We believe that the Company has similarly misled stockholders by failing to disclose that Mr. Anderson raised a stale human resource issue that was previously resolved and presented it to the Audit Committee as an unresolved employee concern in what we believe was an effort to take aim at Mr. Eror and deflect attention from a notice of disciplinary action to Mr. Anderson resulting from his alleged misuse of Company time to work for and bill third party clients for CPA services.

As such, we urge you to vote in favor of our Proposals and elect our Nominees to the Board in order to restore the effective oversight and accountability that we believe is much needed at the Company at this time.

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PROPOSAL 1 – THE BYLAW RESTORATION PROPOSAL

We are asking you to consent to the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the election of the Nominees through changes to the Bylaws not filed with the SEC on or before July 19, 2017, which have the effect of limiting existing stockholders’ rights and abilities to take action in their capacity as stockholders of ProLung. The following is the text of the Bylaw Restoration Proposal:

“RESOLVED, that any provision of the Bylaws of ProLung, Inc. as of the effectiveness of this resolution that was not included in the First Amended and Restated By-Laws filed with the Securities and Exchange Commission on July 19, 2017, be and are hereby repealed.”

If the Board does not effect any additional changes to the version of the Bylaws publicly available in filings by ProLung with the SEC on or before July 19, 2017, the Bylaw Restoration Proposal will have no further effect. However, if the incumbent Board has made additional changes since that time, such as amending the provision in the Bylaws to change the procedure by which a record date is set in connection with a consent solicitation, the Bylaw Restoration Proposal, if adopted, will restore the Bylaws to the version that was publicly available in filings by ProLung with the SEC on July 19, 2017, without considering the nature of any changes the incumbent Board may have adopted. As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments which one or more stockholders of the Company may consider to be beneficial to them or to the Company. However, the Bylaw Restoration Proposal will not preclude the Board from reconsidering any repealed bylaw changes following the consent solicitation. We are not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

WE URGE YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL

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PROPOSAL 2 – THE BOARD SIZE RANGE PROPOSAL

The Bylaws currently provide that the Board of Directors shall consist of a minimum of three and a maximum of 12 members. We are asking you to consent to the adoption of the Board Size Range Proposal to increase the maximum range of the Board size to 13 members. Accordingly, you are being asked to amend the Bylaws as specifically set forth on Schedule III to this Consent Statement. The following is the text of the Board Size Range Proposal:

“RESOLVED, that Article 3, Section 3.1 of the Bylaws is hereby amended, as set forth on Schedule III to this Consent Statement, to change the range of the Board’s size to a minimum of three and a maximum of 13 members.”

WE URGE YOU TO CONSENT TO THE BOARD SIZE RANGE PROPOSAL

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PROPOSAL 3 – THE BOARD SIZE PROPOSAL

The Bylaws currently provide that the number of directors shall be determined from time to time by resolution of the Board of Directors or the stockholders. We are asking you to consent to fix the Board’s size at 13 members. Accordingly, you are being asked to amend the Bylaws as specifically set forth on Schedule III to this Consent Statement. The following is the text of the Board Size Proposal:

“RESOLVED, that Article 3, Section 3.1 of the Bylaws is hereby amended, as set forth on Schedule III to this Consent Statement, to fix the Board’s size at 13 members.”

WE URGE YOU TO CONSENT TO THE BOARD SIZE PROPOSAL

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PROPOSAL 4 – THE VACANCY PROPOSAL

We are asking you to consent to the adoption of the Vacancy Proposal to divest the current directors of their ability to fill vacancies resulting from any newly created directorship(s) or for any cause and provide stockholders with the exclusive ability to fill any such vacancies. Accordingly, you are being asked to amend the Bylaws in order to allow only the stockholders to fill any vacancies on the Board resulting from any newly created directorship(s) or for any cause, as set forth on Schedule IV to this Consent Statement. The following is the text of the Vacancy Proposal:

“RESOLVED, that Article 3, Section 3.2 of the Bylaws is hereby amended, as set forth on Schedule IV to this Consent Statement, to provide that any vacancies on the Board of Directors of the Company resulting from any newly created directorship(s) or for any cause shall be filled exclusively by the stockholders of the Company.”

WE URGE YOU TO CONSENT TO THE VACANCY PROPOSAL

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PROPOSAL 5- THE ELECTION PROPOSAL

The Company currently has a classified Board, which is divided into three (3) classes. The directors in each class are elected for terms of three (3) years so that the term of office of one (1) class of directors expires at each annual meeting of stockholders. We do not believe the current Board has been acting in the best interests of the stockholders, as discussed in further detail in the “Reasons for the Solicitation” section of this Consent Statement. Accordingly, Mr. Eror is asking you to consent to elect, without a stockholders’ meeting, each of the following individuals to serve as a director of ProLung: Michael N. Christiansen, Ron Dunford, Steven C. Eror, Brian W. Loveridge, Todd M. Morgan, Don A. Patterson, Richard Serbin and Eric M. Sokol.

Each of the Nominees, if elected, would serve in one of the three classes. Each would hold office until the terms of the class they serve expire at the corresponding annual meeting and until such person’s successor has been elected or until such person’s death, resignation, retirement or removal. If the maximum range of the Board’s size is increased to 13 members pursuant to the Board Size Range Proposal, the Board’s size is fixed at 13 members pursuant to the Board Size Proposal and stockholders have the exclusive right to fill Board vacancies pursuant to the Vacancy Proposal, then your consent to elect the Nominees will have the legal effect of electing to the Board our eight highly qualified director Nominees to serve on a Board composed of 13 members. There is no assurance that any of the Company’s incumbent directors will serve as directors if any of the Nominees are elected. We do not believe that a change in control of the Board may be deemed to have occurred under any of ProLung’s material contracts and agreements, including in the Company’s employment/severance agreements with its named executive officers and potentially certain equity plans, despite the possibility of our successful solicitation of written consents to increase the size of the Board and to fill existing vacancies as a result of newly created directorship(s) or for any cause.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth in the bios below.

Michael Christiansen, 61, is an investment banker and corporate executive, experienced in managing public and private equity transactions, mergers and acquisitions, and strategic advisory engagements with clients in enterprise technology, consumer, retailing and natural resources industries. Since 2016, Mr. Christiansen has served as Managing Director, Chief Financial Officer and Treasurer of Weild & Co., a leading network investment bank serving independent investment bankers and corporate issuer clients. Weild & Co. provides corporate finance services, including private equity and debt placement, mergers and acquisitions advisory, and targeted equity distribution strategies. Mr. Christiansen previously served as CFO and corporate advisor to SNT Media from 2014 to 2016. SNT Media operated an advanced digital media technology platform providing localized content and premium digital advertising, distributed through a partner network of digital media publishers. Between 2012 and 2014, he served variously as President and COO, Executive Vice President and CFO, and executive advisor to the secured creditors of Star Mountain Resources. From 2007 to 2012, Mr. Christiansen served as Managing Director at WestPark Capital in the corporate finance group and has served previously with Prudential Securities from 1997 to 2001, and with Seidler Amdec Securities and Laffer Associates from 1986 to 1992. Mr. Christiansen also served as Executive Vice President and CFO of Vizional Technologies, Inc. from 2002 through 2006, and as Executive Vice President and CFO of PortaCom Wireless, Inc. from 1994 to 1996. Mr. Christiansen currently serves as a director of Memex Inc. and as co-chair of the committee of unsecured creditors of Star Mountain Resources, Inc. Mr. Christiansen served as a Director of Radient Pharmaceuticals Corporation until 2014.

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Mr. Christiansen holds an MBA degree from the University of Southern California and a Bachelor of Science degree in corporate finance and economics from Utah State University. Mr. Eror believes that Mr. Christiansen’s business education, extensive executive, investment banking, administration, and board experience qualify him to serve as a member of ProLung’s Board.

Ron Dunford, 59, is President and CEO of Mentors International, a non-profit organization with a mission to empower the world's poor to grow in self-reliance through personal and business mentoring and access to financial services. Prior to joining Mentors International Mr. Dunford served as the President of Schreiber Foods US, where he established the vision and strategy to deliver growth in leadership, talent, capabilities and growth to the companies top and bottom lines. Schreiber Foods is a global, employee-owned business with annual sales of more than $5 billion. From 2006 to 2014 he served as the President and COO of Global Operations with responsibility for 27 production facilities worldwide. During this time, he led the implementation and improvement in lean manufacturing, maintenance excellence, product quality, food safety and employee safety. From 2002 to 2006, Mr. Dunford was the President and COO of the Food Service Sales Division where he had global leadership responsibility for the food service restaurant and co-manufacturing business. Mr. Dunford spent over 35 years in the dairy industry where he served as a board member of the International Dairy Foods Association, International Food Manufacturers Association and he served as the Chairman of the National Cheese Institute. Mr. Dunford currently serves on the Board of Directors at Schreiber Foods, Cypress Five Star, Inc., the Utah State University Entrepreneurial Center at the Huntsman School of Business, Mentors International and the CP Center of NE Wisconsin.

Mr. Dunford earned his B.S. degree from Utah State University. Mr. Eror believes that Mr. Dunford’s education and business experience running a multibillion-dollar organization and his extensive international contacts qualify him to serve as a member of the ProLung’s Board.

Steven C. Eror, 65, is ProLung Inc.’s founder, and became the Company’s CEO, President and a member of the Board in February 2005 and served until June 2018. Previously, Mr. Eror served as President and Chief Executive Officer of MacroMed, Inc., a company focused upon injectable and oral drug delivery, breast and esophageal cancer therapeutics, analgesics and immunotherapy, from 2002 to 2004. He also served as President and CEO of Consonus, an information technology application service provider, from 2000 to 2001. Mr. Eror was the CFO of Pharmadigm, a company focused on targeting injectable anti-inflammatory for severe burns, asthma and wound healing, from 1996 to 2000. Prior to that, he served as the CFO of Evans and Sutherland Computer Corporation, providing military and private sector simulation technology for molecular modeling, concurrent engineering design and edutainment, from 1994 to 1996. In addition, he has held senior management positions at Guardian Industries and Ford Motor Company. He also serves as an adjunct Professor of Finance at the David Eccles Graduate School of Business, University of Utah.

Mr. Eror received a B.A. in Economics and French and an MBA from the University of Utah. Mr. Eror believes his 26 years of executive experience in medical device, drug development, drug delivery, molecular modeling, artificial intelligence, biopharmaceuticals, diagnostics, information technology and manufacturing in public, private and emerging companies qualify him to serve as a member of the ProLung’s Board.

Brian Loveridge, M.D., 46, is a board-certified emergency medicine physician with 17 years of service and has been the Medical Director of Diabetes Relief since January 2017. Since June 2006, he has served as an Emergency Physician at Ogden Regional Medical Center. From June 1999 to May 2006, Dr. Loveridge served in the United States Air Force as an emergency medicine physician.

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Dr. Loveridge received his M.D. from the University of Utah School of Medicine and completed his emergency medicine residency at Wright State University in Dayton, Ohio. Mr. Eror believes that Dr. Loveridge’s medical education and experience in a relevant field of medicine qualify him to serve as a member of ProLung’s Board.

Todd Morgan, 66, currently serves as general partner and manager of MPM Investment Group LP which he founded in 2008. In 1982 he founded Morgan Industries, the owner of Morgan Pavement Inc., an asphalt paving and maintenance company. Morgan Industries also owns Nurock Asphalt, a company which currently manufactures and sells asphalt maintenance products. He began his career with The West Bend Company in the sales department and served as the District Manager from 1974 to 1981.

Mr. Morgan currently serves as chairman of the board of Morgan Industries Inc. He is also serving on the Board of Directors of Ellison Ranching Company. Mr. Morgan served on ProLung’s Board from January 2014 until June 2018 and served as Chairman of the Board from April 2016 until June 2018. He served on the board of directors of America West Bank from 2004 to 2009. Mr. Eror believes that Mr. Morgan’s business operational and financial experience qualify him for service as a member of ProLung’s Board.

Don Patterson, 65, has extensive experience in intellectual property patent development and the licensing of proprietary manufacturing processes internationally, currently serving as the CEO of Innovative Coatings, Inc. since co-founding the company in May 1999, and as the Managing Member of Precision Coatings Innovations, LLC which he founded in May 2008. Mr. Patterson practiced as a CPA for 27 years, including a distinguished career at the accounting firm Arthur Andersen, and founded an accounting firm that became the sixth largest firm of its kind in metropolitan Phoenix, Arizona. Following his public accounting career, Mr. Patterson founded and became CEO of Legacy Window Coverings, LLC, a company involved in importing, manufacturing and distributing products through local, regional and nationally recognized sources, and sold the company in December 2012 after it became one of the largest independent distributors in the United States.

Mr. Patterson has previously served on the boards of Meadow Valley Contractors, Inc. and Ready Mix, Inc., two NASDAQ-listed affiliated companies, from January 2006 to November 2008, as Audit Committee Chair and member of the Compensation Committee. He currently serves on the board of Mentors International, a charitable organization that provides micro-credit loans and training to assist the poor to end their poverty through business development, where has served for 12 years. Mr. Patterson is a graduate of Arizona State University and received a B.A. degree in Accounting. Mr. Eror believes that Mr. Patterson’s business education, and extensive executive, investment banking, administration, governance and on-going board service qualify him to serve as a member of ProLung’s Board.

Richard Serbin, 73, serves as Managing Director of Platform Health Ventures, a healthcare strategic and tactical consulting group as well as the COO of the Gorlin Companies, LLC. He has served as the Head of Global Corporate Development at CURE Pharmaceutical Holding Corp. since May 2017. Mr. Serbin is the Founder of Radius Scientific Corporation. He plays an active role in developing business strategy and joint venture contacts and in guiding Mazal Plant Pharmaceuticals Inc. in regulatory compliance and investor relations. He served as the President of Corporate Development and In-House Legal Counsel at Life Science Institute, LLC from June 2013 to July 2014. He served as CEO of Optigenex Inc. from July 2002 to September 2005. From January 1999 to July 2002, Mr. Serbin was a consultant to various pharmaceutical companies and served as President of Bradley Pharmaceuticals. From 1979 to 1986, Mr. Serbin held various positions including serving as Vice President of Corporate Development at Ortho Pharmaceuticals, a Johnson & Johnson (“J&J”) subsidiary and practiced Patent and FDA law at Revlon, J&J and Schering-Plough. He was Patent Attorney for Schering Plough Corporation and Chief FDA Counsel for Revlon and J&J. Subsequently, he worked at Revlon Corporation as its Chief Food, Drug and Cosmetic Counsel. He served as J&J's Vice President of Corporate Development and later led a successful public offering venture based on technology developed at Stanford Medical School. He has worked on multiple international acquisitions and strategic relationships.

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Mr. Serbin has been a member of the Advisory Board at CURE Pharmaceutical Holding Corp. since January 2017 and Prime Access, Inc. since September 2015. He has been a Director of Co-Diagnostics, Inc. since May 2017. He served as a Director at Rapid Nutrition Plc from November 2014 to August 2017. He served as Head of Business Advisory Board at Mazal Plant Pharmaceuticals Inc. from October 2006 to September 2007. While at J&J, Mr. Serbin served on the Board of Directors of 16 United States and international subsidiary companies, including Ethicon, Ortho Pharmaceuticals, J&J Consumer Products, Pittman-Moore, Mc Neil and J&J Development Corporation. He served as a Director at Viropro Inc. from May 2013 to June 2014. He served as a Director of Optigenex Inc. from July 2004 to September 2005. For more than a decade, he served and continues to serve as a Senior Advisor to the Swedish American Life Science Summit (SALSS), the leading invitation healthcare summit, held annually in Stockholm, Sweden. Mr. Serbin holds a B.S. and a B. Pharmacy from Rutgers University and Rutgers University College of Pharmacy, a J.D. degree from Seton Hall Law School and a Master’s Degree in Trade Regulations and Law from NYU Law School. Mr. Eror believes that Mr. Serbin’s medical education and experience, extensive legal, financial and business experience, qualify him to serve as a member of ProLung’s Board.

Eric Sokol, 47, is an entrepreneur with experience founding, operating and selling businesses in the areas of investments, securities, insurance, financial planning, project management, training, retail sales and human resource management. From July 2007 to May 2018, Mr. Sokol owned and operated Project Management Resource Group, Inc., a company focused on project management, training and human resource management. Prior to that, Mr. Sokol owned and operated Dollar Treasures, a retail sales store. Prior to that, Mr. Sokol owned and operated Investment Solutions, a company focused on investment, securities, insurance and financial planning.

Mr. Sokol has obtained licenses or certifications in Life Insurance, Health Insurance, Annuities and Series 7 securities. Mr. Sokol holds a Bachelor of Arts in Finance, Money and Banking and Business Management from Franklin University in Columbus, Ohio. Mr. Eror believes that Mr. Sokol’s education and business experience organizing, operating and selling businesses, substantial marketing management experience and financial expertise qualify him to serve as a member of ProLung’s Board.

Mr. Christiansen’s principal business address is 12020 Southern Highlands Parkway, Apartment 1223, Las Vegas, Nevada 89141. Mr. Dunford’s principal business address is 65 East Wadsworth Park Drive, Suite 207, Draper UT 84020. Mr. Eror’s principal business address is 1557 South Highway 87, Upalco, Utah 84077. Dr. Loveridge’s principal business address is 6067 Creekside Drive, Mountain Green, Utah 84050. Mr. Morgan’s principal business address is 1250 Ivy Place, Kaysville, Utah 84037. Mr. Patterson’s principal business address is 1145 West Gary Avenue, Gilbert, Arizona 85233. Mr. Serbin’s principal business address is 1330 Avenue of the Americas, 14th Floor, New York, New York 10019. Mr. Sokol’s principal business address is 8269 Lookout Pointe Drive, Windermere, Florida 34786.

Messrs. Christiansen, Dunford, Eror, Loveridge, Morgan, Patterson, Serbin and Sokol are citizens of the United States.

As of the date hereof, Mr. Dunford beneficially owned 39,683 shares, consisting of shares issuable upon the conversion of certain convertible notes, which represents approximately 1.0% the outstanding shares.

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As of the date hereof, Mr. Eror beneficially owns 87,125 shares, which represents approximately 2.3% the outstanding shares. As of the Record Date, Mr. Eror beneficially owned 174,251 shares, which represents approximately 4.5% of the outstanding shares.

As of the date hereof, Dr. Loveridge beneficially owns 8,900 shares, which represents less than 1% the outstanding shares.

As of the date hereof, Mr. Morgan beneficially owns 172,188 shares, including (i) 32,500 shares owned by the Todd M. Morgan Living Trust, of which Mr. Morgan serves as Trustee, (ii) 27,188 shares owned directly, (iii) 33,750 shares owned by Creekside Investments, of which Mr. Morgan serves as the Manager, (iv) 3,750 shares owned by E&M Morgan, LLC, of which Mr. Morgan serves as the Manager, (v) 50,000 shares owned by MPM Investment LP, of which Mr. Morgan is general partner and Manager and (vi) 25,000 shares owned by T&L Business Ventures, of which Mr. Morgan serves as the Manager, which in the aggregate represents approximately 4.5% of the outstanding shares.

As of the date hereof, Mr. Patterson beneficially owns 58,735 shares, including 23,810 shares issuable upon the conversion of certain convertible notes, which represents approximately 1.5% the outstanding shares.

As of the date hereof, Mr. Sokol beneficially owns 277,621 shares, including 39,683 shares issuable upon the conversion of certain convertible notes, which represents approximately 7.1% the outstanding shares.

Messrs. Serbin and Christiansen have not entered into any transactions in securities of the Company during the past two years.

For information regarding purchases and sales during the past two years by the Nominees and by the members of the Group (as defined below) of securities of the Company, see Schedule I.

On July 30, 2018, Mr. Eror and the Nominees (collectively, the “Participants”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Participants agreed to the joint filing on behalf of each of them of statements on Schedule 13D, as amended from time to time, with respect to the securities of the Issuer and (b) the Participants agreed to solicit written consents or proxies in favor of the Proposals set forth in this Consent Statement.

We believe that each of Messrs. Christiansen, Dunford, Loveridge, Morgan, Patterson, Serbin and Sokol presently is, and if elected as a director of the Company, would be, an “independent director” within the meaning of (i) applicable Nasdaq listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards. We believe that Mr. Eror would not be deemed independent, if elected, under the applicable rules and regulations of the SEC and the Nasdaq Listing Rules.

Other than as stated herein, there are no arrangements or understandings between Mr. Eror and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Consent Statement and to serve as a director of the Company if so elected.

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On July 31, 2018, the Company filed a complaint (the “Complaint”) in the United States District Court for the District of Utah against Messrs. Eror, Christiansen and Morgan and other defendants alleging, among other things, violations of Section 13(d) and 14(a) of the Exchange Act and accompanying SEC Rules, and seeking (i) an order directing the defendants to correct alleged material misstatements and omissions in private communications to the Company stockholders, (ii) to enjoin the defendants from exercising any rights as ProLung stockholders, including their rights to vote or submit written consents, until such alleged material misstatements and omissions are corrected, and (iii) other injunctive relief relating to this Consent Solicitation. Although there can be no assurance as to the ultimate outcome, Messrs. Eror, Christiansen and Morgan believe they have meritorious defenses, will deny liability, and intend to defend this litigation vigorously.

Except as set forth herein, no Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

The Election Proposal to elect the Nominees is conditioned upon the approval of the Vacancy Proposal and, in part, upon the approval of the Board Size Range Proposal. If the Board Size Range Proposal is not approved, then stockholders may not elect all eight of our Nominees to the Board pursuant to the Election Proposal because this would result in a Board that exceeds the maximum size range of 12 members. If the Vacancy Proposal is not approved and stockholders are not granted the right to fill vacancies as a result of newly created directorship(s) or for any cause, none of the Nominees can be elected pursuant to the Election Proposal.

Although we have no reason to believe that any of the Nominees will be unable or unwilling to serve as directors, if any of the Nominees are not available for election, Mr. Eror may designate such other nominee or nominees to be elected to the Board. In any such case, Mr. Eror would identify and properly designate such substitute nominees in accordance with the Bylaws and shares of Common Stock represented by the enclosed WHITE consent card will be voted for such substitute nominee(s). Each of the Nominees has agreed to be named in this Consent Statement and to serve as a director of the Company, if elected. The WHITE consent card delivered with this Consent Statement provides each stockholder with the opportunity to approve the Election Proposal in part by designating the names of any of the Nominees whom such stockholder does not want elected to the Board.

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CONSENT PROCEDURES

Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation’s certificate of incorporation, any action that is required or permitted to be taken at a meeting of the corporation’s stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and such consents are properly delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. ProLung’s Third Amended and Restated Certificate of Incorporation does not contain any such contrary provision.

The Bylaws provide that the Board may fix a record date for determining the stockholders entitled to take action by written consent without a meeting, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. Pursuant to the Bylaws, if not otherwise fixed by the Board, the record date for determining stockholders entitled to take action without a meeting is the date the first stockholder consent is delivered to the Company. The Board has fixed August 13, 2018 as the Record Date in accordance with the Bylaws.

In addition, none of the Proposals will be effective unless the delivery of the written consents complies with the DGCL and the Bylaws. Under the DGCL, a written consent is not effective to take the action referred to in the consent unless, within 60 days of the earliest dated consent delivered to the Company, written consents signed by a sufficient number of stockholders to take action are delivered to the Company. We intend to deliver a signed written consent to ProLung on August 21, 2018. Consequently, we will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date no later than October 20, 2018. Nevertheless, we intend to set September 28, 2018 as the goal date for submission of written consents because (i) we would like to seat the Nominees as directors as soon as possible and (ii) we want to ensure that there is ample time ahead of the October 20, 2018 deadline to deliver any additional consents that may be required. WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. We reserve the right to submit to ProLung consents at any time within 60 days of the earliest dated written consent delivered to ProLung.

 Revocation of Written Consents

An executed consent card may be revoked at any time by delivering a written consent revocation before the time that the action authorized by the executed consent becomes effective. Revocations may only be made by the record holder that granted such consent. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. We intend to issue a press release as promptly as practicable upon the delivery of what we believe to be a sufficient number of consents to approve the Proposals. We do not believe that any revocations received following the delivery of properly completed written consents to the Proposals from a sufficient number of stockholders will be deemed valid. The delivery of a subsequently dated WHITE consent card that is properly executed will constitute a revocation of any earlier consent. The revocation may be delivered either to Steven C. Eror or to the principal executive offices of ProLung. Although a revocation is effective if delivered to ProLung, we request that either the original or photostatic copies of all revocations of consents be mailed or delivered to Steven C. Eror so that we will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

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Procedural Instructions

You may consent to any of the Proposals on the enclosed WHITE consent card by marking the “CONSENT” box and signing, dating and returning the WHITE consent card in the envelope provided. You may also withhold your consent with respect to any of the Proposals on the enclosed WHITE consent card by marking the “WITHHOLD CONSENT” box, and signing, dating and returning the WHITE consent card in the envelope provided. You may abstain from consenting to any of the Proposals on the enclosed WHITE consent card by marking the “ABSTAIN” box and signing, dating and returning the WHITE consent card in the envelope provided.

If you sign, date and return the WHITE consent card, but give no direction with respect to certain of the Proposals, you will be deemed to consent to any such Proposal.

Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

WE URGE YOU TO CONSENT TO ALL THE PROPOSALS ON THE ENCLOSED WHITE CONSENT CARD.

SOLICITATION OF CONSENTS

The solicitation of consents pursuant to this consent solicitation is being made by Steven C. Eror and the other participants named herein. Consents may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

The entire expense of soliciting proxies is being borne by us. Costs of this solicitation are currently estimated to be approximately $125,000. We estimate that through the date hereof our expenses in connection with this solicitation are approximately $60,000. We may seek reimbursement from ProLung of expenses we incur in connection with the solicitation. If we do seek such reimbursement, we intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL INFORMATION CONCERNING THE PARTICIPANTS

The participants in this solicitation are anticipated to be Michael N. Christiansen, Ron Dunford, Steven C. Eror, Brian W. Loveridge, Todd M. Morgan, Don A. Patterson, Richard Serbin and Eric M. Sokol, (each a “Participant” and collectively, the “Participants”).

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The principal occupation of Mr. Christiansen is serving as Managing Director, Chief Financial Officer and Treasurer of Weild & Co. The principal occupation of Mr. Dunford is serving as President and CEO of Mentors International. The principal occupation of Mr. Eror is serving as a private investor. The principal occupation of Dr. Loveridge is serving as a physician. The principal occupation of Mr. Morgan is serving as Chairman of the Board of Morgan Industries Inc. The principal occupation of Mr. Patterson is Co-Founder, and CEO of Innovative Coatings, Inc. The principal occupation of Mr. Serbin is serving as Chief Operating Officer of Gorlin Companies, LLC. The principal occupation of Mr. Sokol is serving as a private investor.

As of the date of this filing, Mr. Dunford beneficially owns an aggregate of 39,683 shares of Common Stock, Mr. Eror beneficially owns an aggregate of 87,125 shares of Common Stock, Dr. Loveridge beneficially owns an aggregate of 8,900 shares of Common Stock, Mr. Morgan beneficially owns an aggregate of 172,188 shares of Common Stock, Mr. Patterson beneficially owns an aggregate of 58,735 shares of Common Stock and Mr. Sokol beneficially owns an aggregate of 277,621 shares of Common Stock. As of the date of this filing, Messrs. Serbin and Christiansen do not own any shares of Common Stock.

Mr. Christiansen’s principal business address is 12020 Southern Highlands Parkway, Apartment 1223, Las Vegas, Nevada 89141. Mr. Dunford’s principal business address is 65 East Wadsworth Park Drive, Suite 207, Draper UT 84020. Mr. Eror’s principal business address is 1557 South Highway 87, Upalco, Utah 84077. Dr. Loveridge’s principal business address is 6067 Creekside Drive, Mountain Green, Utah 84050. Mr. Morgan’s principal business address is 1250 Ivy Place, Kaysville, Utah 84037. Mr. Patterson’s principal business address is 1145 West Gary Avenue, Gilbert, Arizona 85233. Mr. Serbin’s principal business address is 1330 Avenue of the Americas, 14th Floor, New York, New York 10019. Mr. Sokol’s principal business address is 8269 Lookout Pointe Drive, Windermere, Florida 34786.

For information regarding transactions during the past two years by each of the Participants in the Company’s securities, see Schedule I.

Each Participant disclaims beneficial ownership of the shares of Common Stock he, she or it does not directly own, except to the extent of his, her or its pecuniary interest therein. For information regarding purchases and sales of securities of the Company during the past two years by the Participants, see Schedule I.

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Except as set forth in this Consent Statement (including the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting. Except as set forth in this Consent Statement, there are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”) must, in order to be included in the Company’s proxy material, be received by the President and Chief Executive Officer of the Company on or before the earlier to occur of the mailing of the proxy statement for the 2018 annual meeting and May 25, 2018 (as such date may be updated by a disclosure in the Form 10-Q the Company).

Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2018 Annual Meeting, must give written notice of that proposal to the Company’s Secretary not later than the close of business on the ninetieth day, nor earlier than the close of business on the one hundred twentieth day in advance of the anniversary of the previous year’s annual meeting (subject to certain exceptions if the annual meeting is advanced or delayed by more than thirty days). Therefore, to be presented at the 2018 Annual Meeting, such a proposal must be received by the Company between July 6, 2018 and August 5, 2018.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2018 Annual Meeting is based on information contained in the Company’s 2017 Proxy Statement and the Bylaws. The incorporation of this information in this Consent Statement should not be construed as an admission by Mr. Eror that such procedures are legal, valid or binding.

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SPECIAL INSTRUCTIONS

If you were a record holder of shares of Common Stock as of the close of business on the Record Date, you may elect to consent to, vote against consenting to or abstain with respect to each Proposal by marking the “CONSENT,” “AGAINST CONSENT” or “ABSTAIN” box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope.

IF A STOCKHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED “CONSENT,” “AGAINST CONSENT” OR “ABSTAIN” FOR A PROPOSAL, THAT STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT THE STOCKHOLDER WILL NOT BE TREATED AS A CONSENT TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.

YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. YOU MUST DATE YOUR CONSENT IN ORDER FOR IT TO BE VALID. FAILURE TO SIGN, DATE AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to those shares of Common Stock and only on receipt of specific instructions from you. Thus, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your shares. You should confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Steven C. Eror so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact us using the contact information listed below.

Enlarge & Enhance Consent

PO Box 58027

Salt Lake City, Utah 84158

Tel: (801) 631-7288

Fax: (435) 578-2300

Email: enlargeandenhance@yahoo.com

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Information Concerning ProLung

See Schedule II for information regarding persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the directors and management of ProLung.

The information concerning the Company contained in this Consent Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information. Although we do not have any information that would indicate that any information contained in this Consent Statement that has been taken from such documents is inaccurate or incomplete, we do not take any responsibility for the accuracy or completeness of such information.

Steven C. Eror

_________, 2018

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

BRIAN LOVERIDGE

Purchase of Common Stock	2,500	11/17/2017
Purchase of Common Stock	3,700	01/15/2018
Purchase of Common Stock	3,700	01/15/2018

TODD MORGAN

Acquisition of Common Stock	3,750(1)	02/26/2017

ERIC SOKOL

Purchase of Common Stock	100,000(2)	06/09/2017
Purchase of Convertible Notes at $6.30 per share for a total of $250,000	__	03/07/2018
Purchase of Common Stock	125,438(3)	05/03/2018

(1) Represents acquisition of 1,250 shares of Common Stock by E&M Morgan, LLC and 2,500 shares of Common Stock by the Todd M. Morgan Living Trust, adjusted for 8:1 stock split. These shares were acquired as part of the payback of Mr. Morgan’s loans to the Company.

(2) Represents purchase of Common Stock prior to stock split.

(3) Represents purchase of Common Stock subsequent to stock split.

I-1

SCHEDULE II

The following table is re-printed from Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2018.2

Security Ownership of Directors and Officers

The following table lists, as of August 13, 2018, the number of shares of common stock of ProLung, Inc. (the “Company”) that are beneficially owned by (i) each named executive officer and director on the Company’s Board of Directors (the “Board”) and (ii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our directors and management is based upon information furnished by each person using beneficial ownership concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 3,861,848 shares of our common stock issued and outstanding as of August 13, 2018. Unless otherwise indicated, the address of each person listed is in care of ProLung, 757 East South Temple, Suite 150, Salt Lake City, Utah 84102.

Name of Officer or Director	Amount and Nature of Beneficial Ownership (1) (2)	Percentage of Shares Beneficially Owned

Michael Garff, Director and Chief Executive Officer (3)	74,999	1.9%
Mark V. Anderson, Director and Chief Financial Officer (4)	15,624	0.4%
Robert W. Raybould, Director (5)	184,359	4.8%
J. Scott Nixon, Director (6)	16,404	0.4%
Jared Bauer, Director	-	-
Rex Yung, Chief Scientific Officer (7)	25,000	0.6%
All Executive Officers and Directors as a Group (six persons)	316,386	8.1%

(1)	The number of shares included on this table includes those shares owned by the beneficial owner’s spouse, and entity or trust controlled by the beneficial owner, or owned by another person in the owner’s household.
(2)	Each member of the Board is awarded options to purchase shares of common stock for services on the Board. Additionally, members of the Board that serve as committee heads are awarded additional shares of common stock for these services. Shares awarded are issued to the recipient and vest over the term of services. In the event of early termination of services and not serving for the full term for which the shares were awarded, a pro rata portion of the shares are required to be returned to the Company.
(3)	Includes 15,624 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days.

2 Once the Company files its definitive consent revocation statement, we intend to supplement this Consent Statement to update such information, as necessary, and file revised definitive materials with the Securities and Exchange Commission.

II-1

(4)	Includes 15,624 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days.
(5)	Includes 12,106 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days.
(6)	Includes 16,404 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days.
(7)	Includes 25,000 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days.

II-2

SCHEDULE III

PROPOSED AMENDMENTS OF BYLAWS TO CHANGE MAXIMUM BOARD SIZE AND SET NUMBER OF MEMBERS WHICH SHALL CONSTITUTE THE BOARD OF DIRECTORS

Article 3, Section 3.1 of the First Amended and Restated Bylaws of ProLung, Inc. is hereby amended and restated to read as follows:

“3.1 General Powers; Number; Qualifications. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under, the direction of the Board of Directors, subject to any limitation set forth in the certificate of incorporation or in any shareholder agreement permitted under the General Corporation Law of the State of Delaware. The Board of Directors shall consist of a minimum of three and a maximum of 13 members, the number thereof to be determined from time to time by resolution of the Board of Directors or the stockholders; provided, however, that if, at any time, there are fewer than three stockholders of the corporation, the number of members of the Board of Directors may, as determined by the Board of Directors, be fewer than three. In no event, however, shall the number of members of the Board of Directors be less than one. The size of the Board shall be 13 members until fixed as a different number within the range set forth above by the stockholders or the Board of Directors of the corporation. Thereafter, again within this range, the number of directors of the corporation may be changed and reestablished, from time to time, by the stockholders or the Board of Directors of the corporation, but no decrease in the number of directors of the corporation may shorten the term of any incumbent director. Alternatively, if the stockholders of the corporation elect a new Board of Directors of the corporation and the total number of directors elected are within the range set by this Section 3.1 but are more or less than the number of directors of the corporation previously fixed by the stockholders or the Board of Directors of the corporation, then such number of directors shall be deemed to be the fixed number of directors of the corporation (until such time as the stockholders or Board of Directors of the corporation may change this number by the methods described herein) even though such number has not been expressly fixed by resolution of the stockholders or the Board of Directors of the corporation. Directors need not be stockholders.

III-1

SCHEDULE IV

PROPOSED AMENDMENT OF BYLAWS TO GIVE STOCKHOLDERS EXCLUSIVE ABILITY TO FILL ANY VACANCIES ON THE BOARD OF DIRECTORS OF THE COMPANY AS A RESULT OF NEWLY CREATED DIRECTORSHIP(S) OR FOR ANY CAUSE BY THE STOCKHOLDERS

Article 3, Section 3.2 of the First Amended and Restated Bylaws of ProLung, Inc. is hereby amended by replacing the last sentence of such section with the following:

“Except as otherwise provided in any stockholder agreement permitted under the General Corporation Law of the State of Delaware, any newly created directorship or any vacancy occurring in the Board of Directors for any cause shall be filled exclusively by the stockholders of the corporation, and any director(s) so chosen shall hold office until a successor is elected and qualified or until such director’s earlier resignation or removal.”

IV-1

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED AUGUST 21 2018

WHITE CONSENT CARD

CONSENT OF STOCKHOLDERS OF Prolung, Inc. TO ACTION WITHOUT A MEETING:

THIS CONSENT SOLICITATION IS BEING MADE BY steven c. eror AND THE OTHER PARTICIPANTS NAMED IN THEIR CONSENT SOLICITATION

C O N S E N T

Unless otherwise indicated below, the undersigned, a stockholder of record of ProLung, Inc. (the “Company”) as of August 13, 2018 (the “Record Date”), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all shares of the Company’s common stock, par value $0.001 per share (the “Shares”), held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF NO BOX IS MARKED FOR A PROPOSAL, THE PARTICIPANTS IN THIS SOLICITATION WILL USE THEIR DISCRETIONARY AUTHORITY TO TREAT THIS CONSENT CARD AS A CONSENT TO SUCH PROPOSAL, EXCEPT THAT THIS CONSENT CARD SHALL NOT BE TREATED AS A CONSENT TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. WE RECOMMEND THAT YOU CONSENT TO PROPOSALS 1-5.

1.	Repeal any provision of the First Amended and Restated Bylaws of the Company (the “Bylaws”), in effect at the time this Proposal becomes effective, including any amendments thereto, which was not included in the Bylaws that were in effect on July 14, 2017 and were filed with the Securities and Exchange Commission on July 19, 2017.

	☐	☐	☐
	Consent	Against Consent	Abstain

2.

Amend Article 3, Section 3.1 of the Bylaws, as set forth on Schedule III to the Consent Statement, to change the range of the size of the Company’s Board of Directors (the “Board”) to a minimum of three and a maximum of 13 members.

	☐	☐	☐
	Consent	Against Consent	Abstain

3.	Amend Article 3, Section 3.1 of the Bylaws, as set forth on Schedule III to the Consent Statement, to fix the Board’s size at 13 members.

	☐	☐	☐
	Consent	Against Consent	Abstain

4.	Amend Article 3, Section 3.2 of the Bylaws, as set forth on Schedule IV to the Consent Statement, to allow any vacancies on the Board resulting from any newly created directorship(s) or for any cause to be filled exclusively by the stockholders of the Company.

	☐	☐	☐
	Consent	Against Consent	Abstain

5.	Elect Michael N. Christiansen, Ron Dunford, Steven C. Eror, Brian W. Loveridge, Todd M. Morgan, Don A. Patterson, Richard Serbin and Eric M. Sokol, to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees).

	☐	☐	☐
	Consent	Against Consent	Abstain

INSTRUCTION: TO CONSENT, VOTE AGAINST CONSENTING OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL 5, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 5, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

______________________________________________________________________

Proposal 1, Proposal 2, and Proposal 4 are not subject to, or conditioned upon, the effectiveness of the other Proposals. Proposal 3 is conditioned upon the effectiveness of Proposal 2. If the Board’s maximum size range is set at 12 members, then stockholders cannot fix a Board size of 13 members. Proposal 5 is conditioned, in part, upon the effectiveness of Proposal 4. If stockholders are unable to fill vacancies on the Board, then none of our nominees can be elected pursuant to Proposal 5.

IN THE ABSENCE OF WITHHOLDING OF CONSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:	, 2018

Signature of Stockholder

Signature (if held jointly)

Name and Title of Representative (if applicable)

IMPORTANT NOTE TO STOCKHOLDERS:

Please sign exactly as name appears hereon. If the Shares are held by joint tenants or as community property, both should sign. When signing as executor, administrator, trustee, guardian, or other representative, please give full title. If a corporation, please sign in full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by an authorized person.

THIS SOLICITATION IS BEING MADE BY Steven C. Eror AND THE OTHER PARTICIPANTS NAMED IN THEIR CONSENT SOLICITATION, AND NOT ON BEHALF OF THE COMPANY.

PLEASE SIGN, DATE AND MAIL YOUR WHITE CONSENT CARD PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.